Exhibit 99.1

QIWI to Announce Third Quarter 2017 Financial Results on November 16, 2017

NICOSIA, CYPRUS – November 2, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX:QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Thursday, November 16, 2017 at 8:30 a.m. ET to review third quarter 2017 financial results. A press release with third quarter 2017 financial results will be issued before the market opens on Thursday, November 16, 2017.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13672660. The replay will be available until Thursday, November 23, 2017. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.5 million virtual wallets, over 155,000 kiosks and terminals, and enabled merchants to accept over RUB 72 billion cash and electronic payments monthly from approximately 51 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva Investor Relations +357.25028091 ir@qiwi.com